CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2008		2007		2006		2005		2004
Earnings from continuing operations	$102,141		$151,789		$74,670		$182,978		$66,119
Equity income (loss) and dividends from investees	10,648		(84,327)		6,201		(77,765)		2,406
Income tax expense	18,457		70,772		42,049		115,951		35,864
Earnings from continuing operations before income taxes	$131,246		$138,234		$122,920		$221,164		$104,389
Fixed charges:
Interest, long-term debt	$53,969		$39,903		$40,138		$35,780		$47,244
Interest, other (including interest on short-term debt)	15,831		9,236		5,111		3,260		2,945
Amortization of debt expense, premium, net	2,242		1,972		1,867		2,399		3,261
Portion of rentals representative of an interest factor	523		558		506		284		286
Total fixed charges	$72,565		$51,669		$47,622		$41,723		$53,736
Earnings from continuing operations before income taxes	$131,246		$138,234		$122,920		$221,164		$104,389
Plus: total fixed charges from above	72,565		51,669		47,622		41,723		53,736
Plus: amortization of capitalized interest	407		407		407		407		485
Earnings from continuing operations before income taxes and fixed charges	$204,218		$190,310		$170,949		$263,294		$158,610
Ratio of earnings to fixed charges	2.81	x	3.68	x	3.59	x	6.31	x	2.95	x
Total fixed charges from above	$72,565		$51,669		$47,622		$41,723		$53,736
Preferred stock dividends	55		480		1,772		1,922		2,741
Total fixed charges and preferred stock dividends	$72,620		$52,149		$49,394		$43,645		$56,477
Ratio of earnings to combined fixed charges
and preferred stock dividends	2.81	x	3.65	x	3.46	x	6.03	x	2.81	x